Exhibit 21.1

Sigma Designs, Inc. Listing of Subsidiaries

NAME	JURISDICTION

Foreign Corporations and Entities
Sigma Designs (Asia), Ltd.	Hong Kong
Societe Realmagic France	France
Sigma Designs Singapore PTE, LTD	Singapore
Sigma International Limited	Cayman Islands
Sigma Designs Technologies Canada, Inc.	Canada